Exhibit 12(a)

Tennant Company

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

Ratio of Earnings to Fixed Charges
	Year ended December 31,					Nine Months ended September 30,
	2004	2005	2006	2007	2008	2008	2009

Profit (loss) before income taxes	$21,379	$34,994	$43,302	$57,712	$17,575	$41,091	$(29,890)

Fixed Charges:
Interest expense	1,147	564	737	898	3,944	2,827	2,290
Amortization of debt expense	63	38	—	21	55	40	189
Interest component of rental expense (estimated)	2,994	2,992	3,970	4,549	4,980	3,202	2,954
Total Fixed Charges	4,204	3,594	4,707	5,468	8,979	6,069	5,433

Profit (loss) before income taxes plus fixed charges	$25,583	$38,588	$48,009	$63,180	$26,554	$47,160	$(24,457)

Ratio of Earnings to Fixed Charges	6.1	10.7	10.2	11.6	3.0	7.8	(A)

(A) For the nine months ended September 30, 2009, earnings were inadequate to cover fixed charges. The deficiency of $29.9 million was the result of a $43.4 million non-cash goodwill impairment charge.